                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                       Morgan Stanley Dean Witter & Co.
                        -------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                   617446448
                                   ---------
                                (CUSIP Number)

                            Ronald T. Carman, Esq.
                              Assistant Secretary
                       Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                              New York, NY 10036
                                (212) 761-4000
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                January 2, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          ----------------------------------------------------------
                             S C H E D U L E  1 3 D
          ----------------------------------------------------------



-------------------------------------------------------       ----------------
                     CUSIP No. 617446448
-------------------------------------------------------       ----------------

----------- ------------------------------------------------------------------
1.          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
                 Each of the persons described on Appendix A.

----------- ------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [X]                        (b) [ ]
            (Applies to each person listed on Appendix A)
----------- ------------------------------------------------------------------
3.          SEC USE ONLY


----------- ------------------------------------------------------------------
4.          SOURCE OF FUNDS*
                 00  (Applies to each person listed on Appendix A)

----------- ------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)
            (Applies to each person listed on Appendix A)      [ ]
----------- ------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
                 As stated on Appendix A
------------------------------ -------- --------------------------------------
          Number of            7.       SOLE VOTING POWER
           Shares                       less than 1% (Applies to each person
                                        listed on Appendix A)
                               -------- --------------------------------------
        Beneficially           8.       SHARED VOTING POWER
          Owned by                      160,012,664 (Applies to each person
                                        listed on Appendix A)
                               -------- --------------------------------------
            Each               9.       SOLE DISPOSITIVE POWER
          Reporting                     Less than 1% (Applies to each person
                                        listed on Appendix A)
                               -------- --------------------------------------
           Person              10.      SHARED DISPOSITIVE POWER
            With                                   0%
----------- ------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          As stated on Appendix A.
----------- ------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
            (Applies to each person listed on Appendix A)    [ ]
----------- ------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          As stated on Appendix A.
----------- ------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON
                      IN (Applies to each person listed on Appendix A)
----------- ------------------------------------------------------------------

                                                            Appendix A



              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Abdel-Meguid, Tarek                 United States                 160,020,239                  13.40%
Adams, Charles S.                   United States                 160,014,294                  13.40%
Adelman, Lawrence                   United States                 160,123,514                  13.41%
Albanese, Tommaso Matteo            Italy                         160,012,664                  13.40%
Albers, Alexandria J.               United States                 160,018,116                  13.40%
Alberti, Christopher                United States                 160,012,806                  13.40%
Alkire, John R.                     United States                 160,017,043                  13.40%
Anda, Jon A.                        United States                 160,019,376                  13.40%
Anfang, Richard L.                  United States                 160,017,928                  13.40%
Arias, Carlos                       United States                 160,012,664                  13.40%
Armitage, Michael R.                United Kingdom                160,018,850                  13.40%
Armstrong, Arden C.                 United States                 160,014,357                  13.40%
Armstrong, R. Michael               United States                 160,017,485                  13.40%
Armstrong, W. David                 United States                 160,012,804                  13.40%
Arthur, Douglas M.                  United States                 160,014,028                  13.40%
Ashizawa, Katsushiro                Japan                         160,012,664                  13.40%
Asprem, Mads Michael                Denmark                       160,013,038                  13.40%
Atkins, William John                United Kingdom                160,016,566                  13.40%
Atkinson, Richard N.                United Kingdom                160,013,367                  13.40%
Atterbury, Richard William          United Kingdom                160,012,664                  13.40%
Attorri, Gregory J.                 United States                 160,014,454                  13.40%
Atwell, R. Wayne                    United States                 160,019,164                  13.40%
Bachiller, Francisco                Spain                         160,013,140                  13.40%
Ball, Rick                          Australia                     160,012,664                  13.40%
Bandeen, R. Derek                   Canada                        160,031,172                  13.40%
Baptista, Samuel J.                 United States                 160,012,664                  13.40%
Barancik, Gary S.                   United States                 160,017,618                  13.40%
Barker, Rodney J.                   United Kingdom                160,013,652                  13.40%
Barnett, Phillip S                  United States                 160,017,287                  13.40%
Basirov, Olga A.                    United Kingdom                160,014,308                  13.40%
Bechtel, Karen H.                   United States                 160,022,138                  13.40%
Becker, Dietrich                    Germany                       160,012,664                  13.40%
Becker, Glenn E.                    United States                 160,014,315                  13.40%
Bell, Andrew J.                     United Kingdom                160,013,092                  13.40%
Benardete, Steven M.                United States                 160,029,496                  13.40%
Benet, Lincoln E.                   United States                 160,016,193                  13.40%
Bennett, Thomas L.                  United States                 160,014,152                  13.40%
Berchtold, Michael J.               United States                 160,017,613                  13.40%
Berler, Matthew K.                  United States                 160,014,973                  13.40%
Berner, Richard Brian               United States                 160,012,732                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Best, Eric P.                       United States                 160,013,199                  13.40%
Bianco, Frank                       United States                 160,019,757                  13.40%
Biert, Gisep                        Switzerland                   160,013,350                  13.40%
Biggs, Barton M.                    United States                 161,838,483                  13.55%
Bigman, Theodore R.                 Canada                        160,013,880                  13.40%
Bilotti, Richard A.                 United States                 160,014,898                  13.40%
Birnbaum, Jeffrey M.                United States                 160,015,419                  13.40%
Blain, Paul F.                      United Kingdom                160,012,664                  13.40%
Blair, David H.                     United States                 160,021,108                  13.40%
Blum, Jon E.                        United States                 160,015,061                  13.40%
Blumstein, Michael W.               United States                 160,016,964                  13.40%
Bodenchak, Frank L.                 United States                 160,013,396                  13.40%
Bodson, Michael C.                  United States                 160,018,574                  13.40%
Boiarsky, Robert                    United States                 160,017,552                  13.40%
Bopp, Walter S.                     United States                 160,021,432                  13.40%
Borosh, David A.                    United States                 160,015,887                  13.40%
Bosco, Anthony B.                   United States                 160,017,933                  13.40%
Botta, Gian Andrea                  United States                 160,012,664                  13.40%
Boublik, Michael J.                 United States                 160,016,452                  13.40%
Bovich, Francine J.                 United States                 160,015,702                  13.40%
Boyd, Stephen L.                    United States                 160,012,664                  13.40%
Boyer, Amy A.                       United States                 160,014,017                  13.40%
Bradford, Leslie Embs               United States                 160,021,744                  13.40%
Bradley, Mark H.                    United States                 160,016,542                  13.40%
Bradway, Robert A.                  United States                 160,016,417                  13.40%
Breslow, Stuart J.M.                United States                 160,018,479                  13.40%
Brickman, Keith D.                  United States                 160,016,035                  13.40%
Brierwood, David C.                 United Kingdom                160,023,800                  13.40%
Brombach, Theodore J.               United States                 160,015,828                  13.40%
Broughton, Alan                     United Kingdom                160,012,664                  13.40%
Brown, Andrew C.                    United States                 160,014,798                  13.40%
Brown, Douglas L.                   United States                 160,016,161                  13.40%
Brown, Glenn W.                     United States                 160,013,104                  13.40%
Brundler, Adolf                     Switzerland                   160,012,664                  13.40%
Bryant, Malcolm P.                  United Kingdom                160,020,922                  13.40%
Bryce, Colin                        United Kingdom                160,014,984                  13.40%
Buchanan, Edison C.                 United States                 160,038,793                  13.40%
Burns, Dennis J.                    United States                 160,021,432                  13.40%
Burr, Thomas                        United States                 160,319,770                  13.42%
Busch, May C.                       United States                 160,018,958                  13.40%
Cahill, Thomas F.                   United States                 160,015,830                  13.40%
Caldecott, P. Dominic               United Kingdom                160,012,664                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Callahan, Daniel H.                 United States                 160,014,805                  13.40%
Campion, Frances                    Ireland                       160,013,574                  13.40%
Canelo, Peter J.                    United States                 160,013,515                  13.40%
Cardello, Thomas R.                 United States                 160,012,664                  13.40%
Carey, James P.                     United States                 160,018,706                  13.40%
Carleton, Bruce T.                  United States                 160,021,334                  13.40%
Carlin, Jane D.                     United States                 160,018,055                  13.40%
Carman, Ronald                      United States                 160,083,554                  13.40%
Carr, Louis J.                      United States                 160,106,408                  13.40%
Carrafiell, John A.                 United States                 160,016,715                  13.40%
Carroll, Jesse L.                   United States                 160,051,321                  13.40%
Carruthers, Alan Thomas             United Kingdom                160,013,274                  13.40%
Casper, Robert Y.                   United States                 160,014,477                  13.40%
Cassou, Beatrice M.                 United States                 160,017,618                  13.40%
Castellano, Richard R.              United States                 160,019,245                  13.40%
Chamberlain, Paul E.                United States                 160,016,593                  13.40%
Chamberlain, Stephen P.             United Kingdom                160,015,382                  13.40%
Chammah, Walid A.                   Lebanon                       160,015,473                  13.40%
Chandler, Elizabeth R.              United States                 160,017,884                  13.40%
Chang, Victor                       United States                 160,014,253                  13.40%
Chasin, Charles                     United States                 160,017,937                  13.40%
Chenevix-Trench, Jonathan           United Kingdom                160,022,674                  13.40%
Chiarello, Guy                      United States                 160,017,879                  13.40%
Christianakis, Leonidas Ioannis     United Kingdom                160,012,664                  13.40%
Churchouse, Frederick P.            New Zealand                   160,012,664                  13.40%
Chutter, Jessica C.                 Canada                        160,016,274                  13.40%
Citrino, Mary Anne                  United States                 160,017,723                  13.40%
Clark, Mayree C.                    United States                 160,086,130                  13.40%
Clark, William Thomas               United States                 160,029,597                  13.40%
Cohen, David L.                     United States                 160,019,228                  13.40%
Colby-Jones, Lisa R.                United States                 160,019,370                  13.40%
Coleman, Kevin P.                   United States                 160,013,703                  13.40%
Coley, James C.                     United States                 160,017,911                  13.40%
Colosimo, Louis A.                  United States                 160,015,539                  13.40%
Conway, Andrew J.                   United States                 160,013,567                  13.40%
Cooper, Alastair W.P.               United Kingdom                160,012,664                  13.40%
Cooper, Scott H.                    Canada                        160,017,814                  13.40%
Cordy, Stephen C.                   United States                 160,018,341                  13.40%
Corley, Kathryn                     United States                 160,262,996                  13.42%
Corsi, Stefano                      Italy                         160,014,760                  13.40%
Cory, Charles R.                    United States                 160,019,468                  13.40%
Cox, Kevin C.                       United States                 160,016,988                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Crawford, Stephen S.                United States                 160,016,988                  13.40%
Crnkovich, Peter N.                 United States                 160,019,199                  13.40%
Crompton, Bradley                   Canada                        160,012,664                  13.40%
Crompton, John D.                   United Kingdom                160,014,765                  13.40%
Cruz, Zoe                           Greece                        160,021,108                  13.40%
Cunningham, Michael T.              United States                 160,367,778                  13.43%
Cunningham, Michael John            United Kingdom                160,014,684                  13.40%
Cunningham, Stephen M.              United States                 160,013,537                  13.40%
Curtis, Michael S.                  United States                 160,017,401                  13.40%
Damico, Christopher                 United States                 160,012,664                  13.40%
D'Antonio, Stephen H.               United States                 160,017,598                  13.40%
Darst, David M.                     United States                 160,013,268                  13.40%
Davidson, John P.                   United States                 160,015,136                  13.40%
Davidson, Richard Gavin             United Kingdom                160,012,664                  13.40%
Davis, Barry                        United States                 160,020,179                  13.40%
Davis, Joseph F.                    United States                 160,019,016                  13.40%
Day, Jacqueline A.                  United Kingdom                160,013,674                  13.40%
de Balasy, Jean-Jacques Raymond     France                        160,012,664                  13.40%
De Chazal, Guy L.                   United States                 160,020,961                  13.40%
de Montfort, Piers                  United Kingdom                160,018,744                  13.40%
De Winton, William Michael Jeffries England                       160,012,664                  13.40%
Dean, Angela H.                     United Kingdom                160,013,646                  13.40%
Dean, Gordon G.                     United States                 160,017,853                  13.40%
Dee, Michael E.                     United States                 160,017,468                  13.40%
DeLuca, Anthony                     United States                 160,012,664                  13.40%
DeMartini, Richard                  United States                 161,605,983                  13.53%
Denaut, James A.                    United States                 160,013,427                  13.40%
Derbes, Richard A.                  United States                 160,190,080                  13.41%
deRegt, Kenneth M.                  United States                 160,022,138                  13.40%
Desalvo, Matthew S.                 United States                 160,018,040                  13.40%
Dey, Peter J.                       Canada                        160,012,664                  13.40%
Dickman, Michael J.                 United States                 160,017,247                  13.40%
Donoghue, Michael J.                United States                 160,017,643                  13.40%
Doran, William M.                   United States                 160,021,108                  13.40%
Dorfman, Jonathan L.                United States                 160,017,643                  13.40%
Doshi, Mihir J.                     United States                 160,016,932                  13.40%
Drake, George                       United States                 160,013,869                  13.40%
Driscoll, Thomas P.                 United States                 160,015,695                  13.40%
Dritley, Jeffrey A.                 United States                 160,012,820                  13.40%
Dunn, Kenneth B.                    United States                 160,014,267                  13.40%
Durrant, James                      United Kingdom                160,012,664                  13.40%
Ebers-Franckowiak, Gay L.           United States                 160,013,556                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11
Edelstone, Mark L.                  United States                 160,013,026                  13.40%
Ehrenkranz, John B.                 United States                 160,015,313                  13.40%
Eichorn, Mark D.                    United States                 160,014,645                  13.40%
Eifler, Carl M.                     United States                 160,014,108                  13.40%
Elliott, Jerry V.                   United States                 160,012,752                  13.40%
Ellis, Simon Frederick              United Kingdom                160,012,664                  13.40%
English, Frank E.                   United States                 160,020,254                  13.40%
Epstein, Stuart J.                  United States                 160,016,917                  13.40%
Esser, Stephen F.                   United States                 160,014,357                  13.40%
Essig, Karl P.                      United States                 160,019,757                  13.40%
Estes, Susan M.                     United States                 160,018,260                  13.40%
Evans, R. Bradford                  United States                 160,022,963                  13.40%
Ewell, C. Daniel                    United States                 160,017,618                  13.40%
Fadel, James P.                     United States                 160,013,394                  13.40%
Falls, Amy C.                       United States                 160,014,373                  13.40%
Farley, Nicholas John               United Kingdom                160,012,664                  13.40%
Fawcett, Amelia C.                  United States                 160,018,167                  13.40%
Feldman, Kirsten J.                 Canada                        160,019,414                  13.40%
Feldman, Robert A.                  United States                 160,012,664                  13.40%
Feldmann, Joel P.                   United States                 160,014,745                  13.40%
Felix, Richard B.                   United States                 160,046,339                  13.40%
Fernandez, Henry A.                 United States                 160,016,801                  13.40%
Fiedorek, Bruce D.                  United States                 160,022,173                  13.40%
Field-Marsham, Scott R.             Canada                        160,016,814                  13.40%
Flannery, Simon                     United States                 160,012,664                  13.40%
Francescotti, Mario                 United Kingdom                160,028,712                  13.40%
Francois-Poncet, Andre              France                        160,012,664                  13.40%
Frank, Alexander C.                 United States                 160,017,597                  13.40%
Freeman, Ivan K.                    United States                 160,018,509                  13.40%
Friedman, Catherine J.              United States                 160,017,814                  13.40%
Friedman, Philip W.                 United States                 160,018,199                  13.40%
Friend, Warren H.                   United States                 160,018,389                  13.40%
Frost, Ronald X.                    United States                 160,018,171                  13.40%
Fung, E. Michael                    Hong Kong                     160,012,664                  13.40%
Gallo, Fabrizio                     Italy                         160,013,588                  13.40%
Gandhi, Vikram S.                   India                         160,016,582                  13.40%
Garber, Victor S.                   United States                 160,019,547                  13.40%
Garrison, Robert E.                 United States                 160,017,484                  13.40%
Gartin, Clinton G                   United States                 160,030,212                  13.40%
Gartland, Robert F.                 United States                 160,012,664                  13.40%
Garvey, Andrew                      United States                 160,012,664                  13.40%
Gault, Bernard                      France                        160,012,962                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Genova, Lisa A.                     United States                 160,017,303                  13.40%
Germany, J. David                   United States                 160,014,357                  13.40%
Girsky, Stephen J.                  United States                 160,014,032                  13.40%
Glascott, James D.                  United States                 160,017,024                  13.40%
Goldberg, Alan E.                   United States                 160,021,432                  13.40%
Gorman Taylor, Jessica G.           United States                 160,017,434                  13.40%
Goulart, Steven J.                  United States                 160,012,820                  13.40%
Gould, Richard G.                   United States                 160,019,697                  13.40%
Graham, Gilles                      United Kingdom                160,013,616                  13.40%
Greenberg, Edward M.                United States                 160,016,073                  13.40%
Greenshields, Simon T.W.            United Kingdom                160,019,484                  13.40%
Greenwald, Jamie                    United States                 160,014,311                  13.40%
Gremont, Arnaud Jean-Marie          France                        160,012,664                  13.40%
Grimes, Michael D.                  United States                 160,013,804                  13.40%
Gros, Francisco R.A.                Brazil                        160,014,964                  13.40%
Haffner, Lynn C.                    United States                 160,023,235                  13.40%
Hager, Francis J.                   United States                 160,017,776                  13.40%
Hahn, John C.                       United States                 160,016,401                  13.40%
Halliday, Christopher I.            United Kingdom                160,012,664                  13.40%
Hamada, Toshiyuki                   Japan                         160,012,664                  13.40%
Hamilton, Peter F.                  United States                 160,018,193                  13.40%
Hantho, Mark A.                     Canada                        160,013,322                  13.40%
Hara, Fusao                         Japan                         160,012,664                  13.40%
Harding, William J.                 United States                 160,014,456                  13.40%
Hardman, E. Davisson                United States                 160,239,175                  13.42%
Harker, Steven John                 Australia                     160,012,664                  13.40%
Harland, Christopher M.             United States                 160,018,976                  13.40%
Harpe, Michael G.                   Canada                        160,017,784                  13.40%
Harris, Mark                        United States                 160,012,664                  13.40%
Harris, Carla A.                    United States                 160,017,127                  13.40%
Harris, W. Brooks                   United States                 160,016,029                  13.40%
Harvey, Peter                       United States                 160,012,664                  13.40%
Havens, John P.                     United States                 160,021,108                  13.40%
Hay, Marianne Laing                 United Kingdom                160,014,444                  13.40%
Haythe, David O.                    United States                 160,022,789                  13.40%
Hedlund, Mats Mikael                Sweden                        160,013,964                  13.40%
Hegel, Peter                        United States                 160,012,664                  13.40%
Hegglin, Daniel R.                  Switzerland                   160,049,888                  13.40%
Hendel, Stuart J.                   United States                 160,017,035                  13.40%
Hepburn, John K.                    Canada                        160,012,664                  13.40%
Herskovitz, Michael D.              United States                 160,014,879                  13.40%
Heyes, Richard C.                   United Kingdom                160,015,616                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Higgins, James F.                   United States                 162,039,245                  13.57%
Hoch, James S.                      United States                 160,017,793                  13.40%
Hoch, Kenneth C.                    United States                 160,018,153                  13.40%
Hoffen, Howard I.                   United States                 160,017,038                  13.40%
Hoffman, Michael C.                 United States                 160,017,683                  13.40%
Hogan, Jeffrey N.                   United States                 160,013,376                  13.40%
Hollihan, John P.                   United States                 160,022,860                  13.40%
Holzschuh, Jeffrey R.               United States                 160,019,166                  13.40%
Hoornweg, Roberto                   Netherlands                   160,013,618                  13.40%
Hsieh, Jackson                      United States                 160,014,454                  13.40%
Hu, Wei-Chung Bradford              Taiwan                        160,016,792                  13.40%
Huang, Susan S.                     United States                 160,016,306                  13.40%
Huntley, Kristen S.                 United States                 160,017,618                  13.40%
Hyman, John Edward                  United Kingdom                160,014,432                  13.40%
Imanishi, Jun                       Japan                         160,012,664                  13.40%
Irish, John S.                      United States                 160,016,977                  13.40%
Isasi, Luis                         Spain                         160,012,664                  13.40%
Ivey, Tracey H.                     United States                 160,014,357                  13.40%
Iyer, Anand S.                      United States                 160,012,820                  13.40%
Jacobs, David A.                    United States                 160,015,072                  13.40%
Jalouneix, Olivier                  France                        160,012,664                  13.40%
James, George Michael               United States                 160,025,516                  13.40%
James, Melissa E.                   United States                 160,016,631                  13.40%
Janson, Michael M.                  United States                 160,036,708                  13.40%
Jodka, Jonathan D.                  United States                 160,016,288                  13.40%
Johansson, Jerker M.                Sweden                        160,015,727                  13.40%
Johnson, David                      United States                 160,039,064                  13.40%
Johnson, Margaret Kinsley           United States                 160,017,490                  13.40%
Johnson, R. Sheldon                 United States                 160,171,432                  13.41%
Johnson, Theodore J.                United States                 160,014,205                  13.40%
Jones, Alan K.                      United States                 160,015,282                  13.40%
Jones, Robert W.                    United States                 160,032,038                  13.40%
Joseph, Ravindra J.                 Sri Lanka                     160,017,458                  13.40%
Juterbock, Thomas M.                United States                 160,022,753                  13.40%
Kamen, Eric M.                      United States                 160,019,514                  13.40%
Kamins, Harold W.                   United States                 160,017,019                  13.40%
Kani, Takeo                         Japan                         160,012,664                  13.40%
Karches, Peter F.                   United States                 160,023,048                  13.40%
Katsuragi, Akio                     Japan                         160,012,664                  13.40%
Kauffman, Richard L.                United States                 160,015,732                  13.40%
Kayello, Sammy                      Lebanon                       160,014,392                  13.40%
Kelleher, Colm Thomas               United Kingdom                160,017,262                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Kelley, Scott M.                    United States                 160,017,618                  13.40%
Kelly, George J.                    United States                 160,018,923                  13.40%
Kelly, Timothy D.                   United States                 160,017,997                  13.40%
Kemp, Stephen C.                    United Kingdom                160,013,242                  13.40%
Kempf, Donald G.                    United States                 160,018,140                  13.40%
Key, Nigel R.                       United States                 160,014,041                  13.40%
Khadjavi, Laya                      Iran                          160,017,425                  13.40%
Kilcoyne, Moira A.                  United States                 160,016,403                  13.40%
Kim, Eun Sang                       Korea                         160,012,664                  13.40%
Kimball, Paul G.                    United States                 160,022,138                  13.40%
Kimball, Richard A.                 United States                 160,016,988                  13.40%
Kindred, Jonathan B.                United States                 160,018,509                  13.40%
Kirkland, Derek G.                  United States                 160,018,264                  13.40%
Kishimoto, Satoshi                  Japan                         160,012,664                  13.40%
Klein, Michael F.                   United States                 160,013,807                  13.40%
Knee, Jonathan A.                   United States                 160,012,808                  13.40%
Koederitz, Candice E.               United States                 160,021,356                  13.40%
Koerling, Heinrich                  Germany                       160,013,458                  13.40%
Konolige, Kit                       United States                 160,014,781                  13.40%
Kourakos, William                   United States                 160,016,804                  13.40%
Kovich, Nicholas J.                 United States                 160,014,357                  13.40%
Kreider, Steven K.                  United States                 160,014,219                  13.40%
Krom, Frederick B.                  United States                 160,020,179                  13.40%
La Roche, Elaine                    United States                 160,022,138                  13.40%
Lamountain, Jon                     United States                 160,018,530                  13.40%
Lancksweert, Dominique              Belgium                       160,012,664                  13.40%
Landers, John Q.                    United States                 160,017,384                  13.40%
Landman, David                      United States                 160,017,952                  13.40%
Langford, Thomas R.                 United States                 160,014,281                  13.40%
Langsam, Joseph A.                  United States                 160,019,032                  13.40%
Lap, Michiel P.                     Netherlands                   160,013,518                  13.40%
Latif, Nadir S.                     United Kingdom                160,014,372                  13.40%
Lavelle, Brendan J.                 United States                 160,013,040                  13.40%
Leach, Brian                        United States                 160,018,632                  13.40%
Lee, Robert P.                      United States                 160,157,258                  13.41%
Leimer, Willi Kurt                  Austria                       160,012,664                  13.40%
Leitch, Donald S.                   United States                 160,017,705                  13.40%
Lenowitz, Scott J.                  United States                 160,017,111                  13.40%
Levy, Thomas A.                     United States                 160,016,730                  13.40%
Levy, William D.                    United States                 160,014,292                  13.40%
Lewis, William M.                   United States                 160,021,108                  13.40%
Liang, James L.                     United States                 160,015,625                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Lieblich, Steven                    United States                 160,016,896                  13.40%
Lipe, L. Alex                       Australia                     160,013,387                  13.40%
Lippi, Marco                        Italy                         160,014,168                  13.40%
Lipton, Stephen C.                  United Kingdom                160,014,870                  13.40%
Little, James W.                    United States                 160,016,799                  13.40%
Liu, Jialin                         China                         160,015,395                  13.40%
Loarie, Robert J.                   United States                 160,016,566                  13.40%
Lorentzen, Kent R.                  United States                 160,018,443                  13.40%
Lovoi, John V.                      United States                 160,013,817                  13.40%
Lucaya, Jorge                       Spain                         160,013,098                  13.40%
Lyche, Iver                         United States                 160,012,664                  13.40%
Lynch, Elizabeth W.                 United States                 160,017,108                  13.40%
Macdonald, Gavin L.                 United Kingdom                160,012,664                  13.40%
Mack, John J.                       United States                 160,023,048                  13.40%
Mackenzie, Douglas F.               United States                 160,014,076                  13.40%
Maguire, J. Robert                  United States                 160,018,067                  13.40%
Mahon, James J.                     United States                 160,021,008                  13.40%
Maiwald, Maryann K.                 United States                 160,014,357                  13.40%
Mamdani, Mahmoud A.                 United States                 160,018,051                  13.40%
Manson, Christopher J. J.           United Kingdom                160,015,249                  13.40%
Mantz, Jay H.                       United States                 160,014,570                  13.40%
Maratos, Jason G.                   Greece                        160,012,664                  13.40%
Marcin, Robert J.                   United States                 160,014,152                  13.40%
Margolis, Jeffrey                   United States                 160,014,443                  13.40%
Markwalter, John S.                 United States                 160,019,804                  13.40%
Marren, John W.                     United States                 160,013,469                  13.40%
Marsch, Paul Andrew                 United Kingdom                160,013,598                  13.40%
Martin, M. Paul                     United States                 160,017,666                  13.40%
Mason, Alexander Maurice            Ireland                       160,013,350                  13.40%
Massot, Sylvain P.                  United Kingdom                160,013,334                  13.40%
Masucci, Ferdinand D.               United States                 160,019,138                  13.40%
Matlock, Scott W.                   United States                 160,015,047                  13.40%
McArthur, James                     New Zealand                   160,013,708                  13.40%
McCombe, William D.                 Australia                     160,018,207                  13.40%
McDonnell, Dennis                   United States                 160,012,664                  13.40%
McDonnell, Gail P.                  United States                 160,015,405                  13.40%
McDonough, Patrick J.               United States                 160,017,566                  13.40%
McGeehan, John D.                   United States                 160,017,982                  13.40%
McGill, James F.                    United States                 160,013,503                  13.40%
McGinnis, James P.                  United States                 160,014,552                  13.40%
McHugh, Daniel                      United States                 160,013,512                  13.40%
McMahon, Franklin D.                United States                 160,012,812                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Medina, Daniel L.                   United States                 160,013,159                  13.40%
Meeker, Mary G.                     United States                 160,016,028                  13.40%
Melchiorre, Anthony                 United States                 160,012,760                  13.40%
Merin, Mitch                        United States                 160,911,639                  13.47%
Metzler, Robert A.                  United States                 160,019,708                  13.40%
Meuli, Benjamin                     United Kingdom                160,012,664                  13.40%
Meyer, Robert L.                    United States                 160,016,749                  13.40%
Micioni, Peter J.                   United States                 160,016,892                  13.40%
Milazzo, Jason T.                   United States                 160,013,044                  13.40%
Mirat, Pierre Jean Henri            France                        160,012,664                  13.40%
Missett, Bruce M.                   United States                 160,018,266                  13.40%
Mizen, Greg E.                      United States                 160,017,437                  13.40%
Mizuno, Toshiya                     Japan                         160,012,664                  13.40%
Moehlmann, Claus Christian          Germany                       160,012,766                  13.40%
Mogenson, Harvey B.                 United States                 160,013,951                  13.40%
Mole, Marie L.                      United States                 160,017,074                  13.40%
Moonier, James F.                   United States                 160,017,670                  13.40%
Moore, David Neil                   United Kingdom                160,013,135                  13.40%
Moore, Donald A.                    United States                 160,022,184                  13.40%
Moore, Duncan Charles Mcnaught      United Kingdom                160,016,140                  13.40%
More, Daniel B.                     United States                 160,015,453                  13.40%
Morgan, David H.                    United Kingdom                160,015,020                  13.40%
Morphett, Jonathan G.               United States                 160,019,102                  13.40%
Mortimer, Patrick J.                United States                 160,017,341                  13.40%
Moscati, Leonard F.                 United States                 160,018,231                  13.40%
Mourre, Marc                        France                        160,013,798                  13.40%
Mozer, Francine L.                  United States                 160,025,057                  13.40%
Mueller, John M.                    United States                 160,016,893                  13.40%
Muller, Peter                       United States                 160,015,477                  13.40%
Muller, Thomas R.                   United States                 160,019,138                  13.40%
Mullin, Sean C.V.                   Canada                        160,016,947                  13.40%
Munger, Stephen R.                  United States                 160,019,312                  13.40%
Murphy, Charles W.                  United States                 160,017,278                  13.40%
Murphy, Devin I.                    United States                 160,016,809                  13.40%
Murphy, Kevin C.                    United States                 160,017,784                  13.40%
Murray, Eileen K.                   United States                 160,027,981                  13.40%
Murray, Peter J.                    United Kingdom                160,012,664                  13.40%
Nagrani, Vineet                     India                         160,012,664                  13.40%
Nakada, Kenji                       Japan                         160,012,664                  13.40%
Nakamura, Masayoshi                 Japan                         160,012,664                  13.40%
Naylor, Margaret P.                 United Kingdom                160,013,458                  13.40%
Nelms, David                        United States                 160,308,584                  13.42%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Neuberger, Mark A.                   United States                 160,016,596                  13.40%
Neubert, David L. C.                 United States                 160,014,811                  13.40%
Neuwirth, David N.                   United States                 160,017,241                  13.40%
Newcomb, Philip V.                   United States                 160,017,893                  13.40%
Newhouse, Stephan F.                 United States                 160,021,432                  13.40%
Ni Chathmhaoil, Aifric               Ireland                       160,012,664                  13.40%
Nickerson, Kenneth S.                United States                 160,012,808                  13.40%
Nickoll, Benjamin E.                 United States                 160,014,028                  13.40%
Nicol, David                         United Kingdom                160,024,294                  13.40%
Niehaus, Christopher J.              United States                 160,018,066                  13.40%
Nosseir, Amr M.                      United States                 160,016,737                  13.40%
Notley, Sean J.                      United Kingdom                160,019,942                  13.40%
Nowlin, Kevin M.                     United States                 160,013,729                  13.40%
O'Brien, James M.                    United States                 160,018,797                  13.40%
Ocampo, Edward J.                    United States                 160,016,736                  13.40%
Oelerich, Francis J.                 United States                 160,017,723                  13.40%
O'Flynn, Thomas M.                   Canada                        160,017,723                  13.40%
O'Friel, Mark L.                     United States                 160,015,879                  13.40%
O'Keefe, William B.                  United States                 160,019,436                  13.40%
Okubo, Tsutomu                       Japan                         160,012,664                  13.40%
O'Leary, William F.                  United States                 160,019,757                  13.40%
Olesky, Jonathan D.                  United States                 160,018,079                  13.40%
Ong, Ronald                          Singapore                     160,012,664                  13.40%
Orem, John R.                        United States                 160,017,303                  13.40%
Ormerod, Mark                        United Kingdom                160,013,152                  13.40%
O'Rourke, Raymond J.                 United States                 160,012,664                  13.40%
Osborne, Nicholas D.                 United States                 160,014,443                  13.40%
Oyarbide, Carlos Alfonso             Spain                         160,013,310                  13.40%
Pace, Joanne                         United States                 160,015,353                  13.40%
Palmer, Daniel Garvey                United Kingdom                160,012,766                  13.40%
Pandit, Vikram S.                    India                         160,021,108                  13.40%
Panjwani, Raju H.                    United States                 160,018,089                  13.40%
Paris, Pierre Jean                   France                        160,012,664                  13.40%
Parr, Gary W.                        United States                 160,015,044                  13.40%
Parzick, Joseph E.                   United States                 160,012,664                  13.40%
Pasciucco, Gerard                    United States                 160,017,716                  13.40%
Pasko, Christopher T.                United States                 160,015,313                  13.40%
Patel, Mukesh D.                     United States                 160,017,936                  13.40%
Pavoncelli, Riccardo                 Italy                         160,017,408                  13.40%
Pecori Giraldi, Galeazzo             Italy                         160,012,664                  13.40%
Pellecchio, Ralph L.                 United States                 160,019,663                  13.40%
Pelosky, Robert J.                   United States                 160,016,444                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Penwell, Stephen B.                  United States                 160,016,597                  13.40%
Pereira, Ian C.T.                    Japan                         160,016,459                  13.40%
Pereira, Paulo C.                    Portugal                      160,012,814                  13.40%
Perella, Joseph R.                   United States                 160,015,555                  13.40%
Perlman, Mike                        United States                 160,014,767                  13.40%
Peruzzi, Hillary Kircher             United States                 160,014,572                  13.40%
Peskin, Michael W.                   United States                 160,014,052                  13.40%
Peterson, C. Scott                   United States                 160,017,044                  13.40%
Petery, Andras R.                    United States                 160,021,802                  13.40%
Petitgas, Franck R.                  France                        160,014,682                  13.40%
Petrick, Michael J.                  United States                 160,017,343                  13.40%
Phillips, Charles E.                 United States                 160,014,119                  13.40%
Phillips, Craig S.                   United States                 160,015,398                  13.40%
Pipa, Andrew C.                      United States                 160,018,000                  13.40%
Placentra, Daniel R.                 United States                 160,017,306                  13.40%
Polsky, Lisa K.                      United States                 160,013,524                  13.40%
Porat, Ruth M.                       United States                 160,013,949                  13.40%
Porte, Thierry G.                    United States                 160,026,645                  13.40%
Portogallo, Richard                  United States                 160,018,480                  13.40%
Poulton, Roger                       United Kingdom                160,018,234                  13.40%
Powers, Richard                      United States                 160,367,889                  13.43%
Pratt, Frank T.                      United States                 160,022,138                  13.40%
Purcell, Philip J.                   United States                 164,976,832                  13.81%
Rabin, Michael D.                    United States                 160,015,984                  13.40%
Raettig, Lutz                        Germany                       160,012,664                  13.40%
Raffel, Andreas                      Germany                       160,013,656                  13.40%
Ramachandran, Narayan                India                         160,013,370                  13.40%
Ramakrishnan, Guru K.                India                         160,016,997                  13.40%
Rankin, Charles                      United Kingdom                160,013,860                  13.40%
Rankowitz, Michael L.                United States                 160,019,422                  13.40%
Rault, Joseph M.                     United States                 160,020,121                  13.40%
Ravitz, Leslie C.                    United States                 160,016,806                  13.40%
Refvik, Olav N.                      Norway                        160,016,855                  13.40%
Reicin, Glenn M.                     United States                 160,015,005                  13.40%
Reid, William R.                     United States                 160,015,984                  13.40%
Reilly, Christine I.                 United States                 160,019,745                  13.40%
Remec, Marko C.                      United States                 160,018,976                  13.40%
Restaino, Paolo Anthony              Italy                         160,012,664                  13.40%
Richard, Scott F.                    United States                 160,014,357                  13.40%
Richter, Maria Del Carmen            Panama                        160,015,293                  13.40%
Riefler, Linda H.                    United States                 160,016,438                  13.40%
Riley, Thomas R.                     United States                 160,018,031                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Roach, Stephen S.                    United States                 160,018,892                  13.40%
Robey, Simon C.                      United Kingdom                160,013,142                  13.40%
Robson, Glenn R.                     United States                 160,015,828                  13.40%
Rochat, Christian Pierre             Switzerland                   160,012,980                  13.40%
Rodman, Kevin L.                     United States                 160,018,313                  13.40%
Roessler, Gustavo S.                 United States                 160,013,250                  13.40%
Roger, Robin                         United States                 160,017,000                  13.40%
Rosen, Saul M.                       United States                 160,012,664                  13.40%
Rosenthal, Richard S.                United States                 160,018,479                  13.40%
Rowe, Tamsin E.E.                    United Kingdom                160,016,008                  13.40%
Rowley, Andrew F.                    United States                 160,020,359                  13.40%
Rubenstein, Alan Martin              United Kingdom                160,012,664                  13.40%
Runde, James A.                      United States                 160,022,215                  13.40%
Russell, David A.                    United Kingdom                160,017,446                  13.40%
Russo, Stefano                       Italy                         160,012,664                  13.40%
Rybak, William                       United States                 160,012,664                  13.40%
Saito, Makoto                        Japan                         160,012,664                  13.40%
Salant, Marshal L.                   United States                 160,018,976                  13.40%
Salisbury, Joshua M.                 United States                 160,012,986                  13.40%
Salisbury, William R.                United States                 160,014,412                  13.40%
Salzman, Jeffrey H.                  United States                 160,094,720                  13.40%
Sama, Alok                           India                         160,017,535                  13.40%
Sanders, William J.                  United States                 160,014,283                  13.40%
Sandling, M. James                   United States                 160,018,352                  13.40%
Sandulli, Richard P.                 United States                 160,013,797                  13.40%
Santo, Michael                       United States                 160,055,144                  13.40%
Sargent, Robert A.                   United Kingdom                160,013,458                  13.40%
Saucedo, Colette                     United States                 160,012,664                  13.40%
Scanlan, Robert                      United States                 160,256,974                  13.42%
Schaaff, Harold J.                   United States                 160,017,782                  13.40%
Schaefer, John H.                    United States                 160,367,411                  13.43%
Scheuer, Alan                        United States                 160,014,953                  13.40%
Schlarbaum, Gary G.                  United States                 160,024,357                  13.40%
Schneider, Thomas                    United States                 161,755,942                  13.54%
Schoder, Andrew O.                   United States                 160,046,499                  13.40%
Schuettler, Hans Joerg               Germany                       160,012,664                  13.40%
Schwartz, Richard C.                 United States                 160,015,139                  13.40%
Scott, Andrew C.                     United States                 160,019,413                  13.40%
Scott, Charles H.                    United Kingdom                160,015,206                  13.40%
Scott, Robert G.                     United States                 160,229,352                  13.41%
Scowcroft, John A.                   United States                 160,013,206                  13.40%
Scully, Robert W.                    United States                 160,013,502                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Sculthorpe, Robert B.                United States                 160,481,005                  13.44%
Scurletis, Dennis T.                 United States                 160,014,152                  13.40%
Seery, Christopher S.                United States                 160,013,626                  13.40%
Seigel, Mark A.                      United States                 160,029,028                  13.40%
Seiler, Alex W.                      United States                 160,014,078                  13.40%
Sella, Roberto M.                    United States                 160,013,919                  13.40%
Serra, Loredana                      United States                 160,014,088                  13.40%
Sethi, Vinod R.                      India                         160,016,780                  13.40%
Shah, Dhiren H.                      United States                 160,018,509                  13.40%
Shapiro, John A.                     United States                 160,020,118                  13.40%
Sharma, Sutesh K.                    United Kingdom                160,013,468                  13.40%
Shea, Dennis F.                      United States                 160,022,845                  13.40%
Shear, Neal A.                       United States                 160,021,432                  13.40%
Shelton, Richard David               United States                 160,016,729                  13.40%
Shepardson, Robert M.                United States                 160,016,306                  13.40%
Sherva, Dennis G.                    United States                 160,022,508                  13.40%
Shigenari, Yoshihiko                 Japan                         160,016,777                  13.40%
Short, Marium A.                     United States                 160,027,502                  13.40%
Silver, Caroline Louise              United Kingdom                160,012,664                  13.40%
Simonyan, Rair                       Russia                        160,012,664                  13.40%
Simpson, Justin S.                   Ireland                       160,016,536                  13.40%
Sine, Jeffrey A.                     United States                 160,018,886                  13.40%
Sipprelle, Dwight D.                 United States                 160,019,032                  13.40%
Skov, Andy B.                        United States                 160,014,032                  13.40%
Slaughter, J. E. Hoke                United States                 160,016,037                  13.40%
Smith, A. Thomas III                 United States                 160,012,664                  13.40%
Smith, Charissa H.                   United States                 160,017,900                  13.40%
Smith, Jeffrey W.                    United States                 160,028,073                  13.40%
Smith, Judith A.                     United States                 160,019,947                  13.40%
Smith, R. Bram                       United States                 160,013,557                  13.40%
Smith, William B.                    United States                 160,584,004                  13.44%
Soter, Arthur P.                     United States                 160,021,334                  13.40%
Spencer, Cordell G.                  Canada                        160,016,857                  13.40%
Spingardi, Tomaso                    Italy                         160,013,362                  13.40%
Spitzley, Ray L.                     United States                 160,015,462                  13.40%
Steele, Kenneth J.                   United Kingdom                160,012,664                  13.40%
Stein, Jens-Peter                    Germany                       160,014,735                  13.40%
Steinman, Richard M.                 United States                 160,016,916                  13.40%
Stewart, John R.                     United States                 160,019,927                  13.40%
Stewart, Colin R.                    United States                 160,015,582                  13.40%
Stewart, James C.                    Canada                        160,012,664                  13.40%
Stoltz, Murray C.                    United States                 160,013,920                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Stott, Peter                         United Kingdom                160,016,030                  13.40%
Stoupnitzky, Gregory A.              France                        160,012,820                  13.40%
Straus, John A.                      United States                 160,019,321                  13.40%
Strong, William H.                   United States                 160,016,319                  13.40%
Studzinski, John J.                  United States                 160,021,959                  13.40%
Stynes, James B.                     United States                 160,024,304                  13.40%
Sugio, Kunihiko                      Japan                         160,012,664                  13.40%
Sweeney, Francis J.                  United States                 160,017,973                  13.40%
Swift, Richard W.                    United States                 160,023,619                  13.40%
Szilasi, William J.                  United States                 160,019,213                  13.40%
Takaseki, Hitoshi                    Japan                         160,012,664                  13.40%
Takasugi, Tetsuo                     Japan                         160,012,664                  13.40%
Tanner, James L.                     United States                 160,021,960                  13.40%
Tarika, Roger C.                     United States                 160,019,115                  13.40%
Taubman, Paul J.                     United States                 160,018,052                  13.40%
Tell, Martin R.                      United States                 160,017,276                  13.40%
Terreson, Douglas T.                 United States                 160,014,076                  13.40%
Tharnstrom, Charles A.               United States                 160,017,603                  13.40%
Thees, Thomas M.                     United States                 160,018,613                  13.40%
Thivierge, Ann D.                    United States                 160,016,822                  13.40%
Thomas, Owen D.                      United States                 160,017,837                  13.40%
Thomas, Richard H.                   United Kingdom                160,021,938                  13.40%
Tierney, Raymond M.                  United States                 160,014,587                  13.40%
Tilley, James A.                     Canada                        160,021,432                  13.40%
Timmins, David John                  United Kingdom                160,013,674                  13.40%
Tisdale, Andrew A.                   United States                 160,015,828                  13.40%
Togut, David M.                      United States                 160,013,357                  13.40%
Toldalagi, Paul M.                   United States                 160,013,274                  13.40%
Topper, David J.                     United States                 160,019,376                  13.40%
Tory, Michael Alexander              Canada                        160,013,142                  13.40%
Toubale, Tarek                       France                        160,012,664                  13.40%
Towse, Robert C.                     United States                 160,026,168                  13.40%
Tracy, John M.                       United States                 160,018,035                  13.40%
Trapp, Goran Par                     Sweden                        160,014,876                  13.40%
Trauber, Stephen M.                  United States                 160,012,664                  13.40%
Tsai, Andrew S.                      Hong Kong                     160,012,664                  13.40%
Tufariello, Anthony B.               United States                 160,020,029                  13.40%
Tulp, Allan J.                       United States                 160,017,281                  13.40%
Uva, Michael D.                      United States                 160,017,974                  13.40%
Vadala, Charles F.                   United States                 160,020,859                  13.40%
Valeiras, Horacio A.                 United States                 160,014,336                  13.40%
Valentine, James J.                  United States                 160,012,809                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11

Van Dyke, Henry                      United States                 160,017,723                  13.40%
Van Nieuwenhuizen, Jan L.            Netherlands                   160,014,430                  13.40%
Vial, Patrice Jacques                France                        160,012,664                  13.40%
Von Schroder, Benedikt               Germany                       160,015,838                  13.40%
Von Uffel, George Kurt               United States                 160,017,529                  13.40%
Voreyer, Robert J.                   United States                 160,017,378                  13.40%
Voute, Gustave A.                    Netherlands                   160,013,150                  13.40%
Wadsworth, John S.                   United States                 160,216,263                  13.41%
Wager, Malcolm                       United Kingdom                160,014,314                  13.40%
Walker, Sir David Alan               United Kingdom                160,013,714                  13.40%
Walsh, Frederick R.                  United States                 160,019,711                  13.40%
Walsh, Nelson S.                     United States                 160,016,674                  13.40%
Warren, David R.                     United States                 160,014,992                  13.40%
Wasson, David F.                     United States                 160,017,550                  13.40%
Waters, Daniel E.                    United States                 160,014,852                  13.40%
Webley, John                         United Kingdom                160,013,722                  13.40%
Weiant, William M.                   United States                 160,014,991                  13.40%
Weidner, Jan                         Germany                       160,012,664                  13.40%
Westerfield, John E.                 United States                 160,018,024                  13.40%
Westerink, Erik J.                   Netherlands                   160,012,868                  13.40%
Weston, Michael                      New Zealand                   160,021,258                  13.40%
Whalen, Patrick J.                   United States                 160,016,491                  13.40%
White, William H.                    United States                 160,017,017                  13.40%
Whittington, Marna C.                United States                 160,014,357                  13.40%
Whyte, Gregory J.                    United States                 160,031,791                  13.40%
Wien, Byron R.                       United States                 160,033,682                  13.40%
Williamson, John MacKay              United Kingdom                160,012,664                  13.40%
Wilson, Kirk R.                      United States                 160,018,509                  13.40%
Winnington-Ingram, Rebecca S.        United Kingdom                160,015,622                  13.40%
Wipf, Thomas G.                      United States                 160,017,952                  13.40%
Wise, Michael R.                     United States                 160,013,084                  13.40%
Wolcott, Samuel H.                   United States                 160,346,693                  13.42%
Wolkowitz, Benjamin                  United States                 160,024,222                  13.40%
Wood, Jerome C.                      United States                 160,019,849                  13.40%
Woolworth, Richard G.                United States                 160,021,259                  13.40%
Worley, Richard B.                   United States                 160,013,524                  13.40%
Wotowicz, John S.                    United States                 160,015,828                  13.40%
Wright, Peter John                   New Zealand                   160,012,664                  13.40%
Wright, William H.                   United States                 160,017,231                  13.40%
Wu, Chang Gen                        China                         160,012,664                  13.40%
Yamamoto, Takatoshi                  Japan                         160,012,664                  13.40%
Yang, Ho C.                          Korea                         160,012,664                  13.40%


              Line 1                      Line 6              Line 11                 Line 13


                                                                                 Percent of Class
                                                          Aggregate Amount        Represented By
               Name                    Citizenship       Beneficially Held       Amount in Line 11


Yankou, Thomas J.                   United States                 160,017,227                  13.40%
Young, Astley Tyrell                United Kingdom                160,015,292                  13.40%
Young, Harrison                     United States                 160,015,737                  13.40%
Yuki, Kohei                         Japan                         160,012,664                  13.40%
Zaoui, Michael A.                   France                        160,017,708                  13.40%
Zhang, Songyi                       Hong Kong                     160,013,943                  13.40%
Zimmerman, John                     United States                 160,012,664                  13.40%


Item 1.   Security and Issuer.

         This statement relates to the Common Stock, par value $.01 per share (the "MSDW Shares"), of Morgan Stanley Dean Witter & Co., a Delaware corporation. The merger (the "Merger") of Morgan Stanley Group Inc. ("Morgan Stanley") with and into Dean Witter, Discover & Co. ("Dean Witter Discover") was effective as of May 31, 1997. Pursuant to the Merger, Dean Witter Discover, the surviving corporation of the Merger, changed its name to "Morgan Stanley, Dean Witter, Discover & Co." ("MSDWD"). As a result of the Merger, each issued and outstanding share of Morgan Stanley common stock, par value $1.00 per share (the "MS Shares"), was converted (subject to certain exceptions) into 1.65 MSDW Shares. On March 24, 1998, MSDWD changed its corporate name to Morgan Stanley Dean Witter & Co. (the "Company"). The address of the principal executive office of the Company is 1585 Broadway, New York, New York 10036.

         The Share information contained in this Amendment No. 3 that follows has been adjusted to reflect a 2-for-1 common stock split effected in the form of a 100% stock dividend that was paid on January 26, 2000 to holders of record on January 12, 2000.

Item 2.   Identity and Background.

               (a)-(c), (f) Appendix A to the cover sheet hereof contains the names of the persons (the "Reporting Persons") who beneficially own MSDW Shares that are subject to the voting and any disposition restrictions set forth in (1) the employee Stockholders' Agreement, as amended, and/or any of the Plan Agreements or (2) the MAS Agreements or (3) the VKAC Agreements (collectively, the "Restrictive Agreements"), all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. Appendix A to the cover sheet hereof provides the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1585 Broadway, New York, NY 10036.

         (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of
          Funds or Other Consideration.

         The MSDW Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

         (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of Morgan Stanley's then outstanding privately-held common stock and non-cumulative preferred stock received MS Shares, and holders of

                  Morgan Stanley's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into MS Shares (the MSDW Shares beneficially owned by the Reporting Persons and resulting from the conversion in the Merger of MS Shares (including the MS Shares received upon conversion of the Convertible Preferred Shares) obtained pursuant to the Recapitalization are referred to herein as "Recapitalization Shares");

         (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "1988 Equity Incentive Plan"), the Company's 1995 Equity Incentive Compensation Plan (the "1995 Equity Incentive Plan" and, together with the 1988 Equity Incentive Plan, the "Equity Incentive Plans") and/or the Company's U.K. Group Profit Sharing Scheme and Plan (the "U.K. Profit Sharing Scheme") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan and the Equity Incentive Plans are referred to collectively as the "Plans", and the MSDW Shares beneficially owned pursuant to participation in such Plans and the U.K. Profit Sharing Scheme being referred to herein as "Benefit Plan Shares");

         (3) Pursuant to the acquisition of MS Shares (which were subsequently converted in the Merger into MSDW Shares) as part of the purchase price paid to certain of the Reporting Persons (the "Former MAS General Partners") in respect of the sale on January 3, 1996 of their general partnership interests in Miller Anderson & Sherrerd, LLP, a Pennsylvania registered limited liability partnership ("MAS"), to Morgan Stanley Asset Management Holdings Inc., an indirect wholly-owned subsidiary of the Company ("MSAMHI") (such MSDW Shares being referred to herein as the "MAS Shares");

         (4) Pursuant to the acquisition of MSDW Shares resulting from the conversion of Exchangeable Redeemable Preferred Stock of MSAM Holdings II, Inc., a wholly-owned subsidiary of the Company ("MSAMHII"), stated value $100 per share (the "MSAMHII Convertible Preferred"), acquired as part of the purchase price paid to certain of the Reporting Persons (the "Former VKAC Officers") in exchange for the contribution on October 31, 1996 of their interest in VK/AC Holding, Inc. ("VKAC") to MSAMHII in conjunction with MSAMHII's acquisition of VKAC (such MSDW Shares being referred to herein as the "VKAC Shares"); and

         (5) Pursuant to privately negotiated or open market transactions or participation in various employee benefit and executive compensation plans of Dean Witter Discover (the "DWD Plans") (the MSDW Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

         In addition, many of the Reporting Persons are participants in the Company's Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of the Company's ESOP Convertible Preferred Stock (the "ESOP Preferred Stock") (including shares of Morgan Stanley ESOP Convertible Preferred Stock that were converted in the Merger into ESOP Preferred Stock). Each share of ESOP Preferred Stock was convertible into 6.6 MSDW Shares. As of the date hereof, all of the ESOP Preferred Stock has been converted into MSDW Shares (the "ESOP Shares"). The MSDW Shares received upon conversion that are allocated to Reporting Persons are included in the amounts beneficially owned by such Reporting Persons.

         Certain of the Reporting Persons have also contributed MSDW Shares to private investment funds (the "Funds"). The MSDW Shares held in the Funds are included in the amounts beneficially owned by the relevant Reporting Persons. The investment managers of the Funds currently have voting and disposition power with respect to shares held by the Funds. However, investors in the Funds have the right to redeem their interests on a daily basis at net asset value, and may request the investment manager to deliver the shares originally contributed, to the extent they are still held by the Funds, as all or part of the redemption proceeds. The number of shares received by an investor upon redemption may be more or less than the number of shares originally contributed, depending upon the relative value of such shares and the investor's interest in the Funds at the date of redemption.

         The MS Shares that were converted in the Merger into each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Reporting Person's shares of Morgan Stanley's privately-held common stock and non-cumulative preferred stock and/or as a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and ESOP Shares, if any (including the MS Shares that were converted in the Merger into each Reporting Person's Benefit Plan Shares and shares of ESOP Preferred Stock that were subsequently converted into ESOP Shares, if any), were acquired pursuant to the terms of the Plans, the U.K. Profit Sharing Scheme and the ESOP in consideration of services rendered and, in the case of MSDW Shares to be acquired pursuant to an exercise of options granted under a Plan, will be acquired by payment of the exercise price of the option; the MS Shares that were converted in the Merger into each Former MAS General Partner's MAS Shares were acquired as part of the purchase price paid in connection with the sale of their general partnership interests in MAS as described above; the VKAC Shares were acquired by the Former VKAC Officers upon their exchange of their shares of MSAMHII Convertible Preferred which were acquired in consideration for the contribution of their interests in VKAC to MSAMHII in conjunction with MSAMHII's acquisition of VKAC as described above; and each Reporting Person's Separately Acquired Shares, if any (including the MS Shares that were converted in the Merger into each Reporting Person's Separately Acquired Shares, if any), were acquired by payment of personal funds or as a gift or pursuant to the terms of various DWD Plans in consideration of services rendered and, in the case of MSDW Shares to be acquired pursuant to an exercise of options granted under a DWD Plan, will be acquired by payment of the exercise price of the option.

Item 4.   Purpose of Transaction.
          ----------------------

Recapitalization Shares

         The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the MS Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company (and, at the time of the Recapitalization, a subsidiary of Morgan Stanley), owned all of Morgan Stanley's common stock. After the Recapitalization and the initial public offering of the MS Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the MS Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

Benefit Plan Shares

         Subsequent to April 3, 1996 up to an aggregate of 174,932,968 MS Shares corresponding to 288,639,396 MSDW Shares following the Merger, were authorized for issuance pursuant to the 1995 Equity Incentive Plan. Awards may no longer be granted under the Option Plan, the PUP Plan and the 1988 Equity Incentive Plan, although MSDW Shares beneficially owned pursuant to such plans (as a result of the conversion of MS Shares in the Merger) remain outstanding.

         Each of the Plans is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which selects the particular eligible persons who will receive awards under the Plans and many of the DWD Plans and determines the size and terms of such awards. All members of the Compensation Committee are outside directors.

         Option Plan

         The purpose of the Option Plan was to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase MS Shares (all options outstanding at the time of the Merger were converted into options to purchase MSDW Shares).

         Awards were granted under the Option Plan from 1986-1988 ("SOP Options"); awards may no longer be granted under the Option Plan.

         The exercise price of an SOP Option was not permitted to be less than 100% of the fair market value of the MS Shares subject to the SOP Option as of the grant date, as determined by the Compensation Committee. An SOP Option became exercisable at a rate of one-third of the number of MS Shares covered by such option grant after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provided. All SOP Options have been exercised or have expired.

         The individual option agreement entered into by any Reporting Person pursuant to the Option Plan contains restrictions on voting of any MS Shares (or following the Merger, MSDW Shares) acquired pursuant to the Option Plan as discussed in Item 6.

         PUP Plan

         The purpose of the PUP Plan was to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value was determined by reference to earnings per share of the MS Shares over a stated period of time.

         Awards were granted under the PUP Plan from 1986-1988; awards may no longer be granted under the PUP Plan.

         The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit was awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit was awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units was determined, such value generally was distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in MS Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in MS Shares. All MS Shares paid to participants in the PUP Plan were converted into MSDW Shares in the Merger.

         The individual PUP Plan agreement entered into by a Reporting Person pursuant to the PUP Plan contains restrictions on voting and disposition of any MSDW Shares acquired as discussed in Item 6.

         Equity Incentive Plans

         The purpose of the Equity Incentive Plans is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of MSDW Shares (or, prior to the Merger, MS Shares). Under the 1995 Equity Incentive Plan the following individuals are also eligible to receive awards:
nonemployee directors of subsidiaries of the Company; employees and consultants of joint ventures, partnerships or similar business organizations in which the Company has an equity or similar interest; and former employees or former consultants of the Company and of such joint ventures, partnerships or similar business organizations. The 1995 Equity Incentive Plan was adopted in accordance with the requirements of Section 162(m) of the Code, as amended, and Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Awards under the Equity Incentive Plans may be in the form of (i) stock awards consisting of one or more MSDW Shares granted or offered for sale to eligible individuals ("Restricted Shares"), (ii) stock units which are settled by delivery of MSDW Shares ("Stock Units") and/or (iii) nonqualified options to purchase MSDW Shares ("EIP Options"). Awards under the 1995 Equity Incentive Plan may also be in the form of incentive stock options, stock appreciation rights and other forms of equity-based or equity-related awards as determined by the Compensation Committee; to date, these types of awards have not been granted. MSDW Shares issued pursuant to the Equity Incentive Plans may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Plan Agreements (as defined in Item 6).

         Awards under the Equity Incentive Plans may, in the discretion of the Compensation Committee, be made in substitution for cash or other compensation payable to an eligible individual. The Compensation Committee may establish rules pursuant to which an eligible individual may elect to receive one form of award in lieu of any other form of award, or may elect to receive additional awards in lieu of some or all of the cash portion of his compensation.

         An EIP Option entitles the participant to acquire a specified number of MSDW Shares at an exercise price as determined by the Compensation Committee. The exercise price may be paid in cash or MSDW Shares or a combination thereof. The Compensation Committee has also authorized a "cashless" exercise procedure that affords participants the opportunity to sell immediately some or all of the MSDW Shares underlying the unexercised portion of an EIP Option in order to generate sufficient cash to pay the exercise price and/or to satisfy withholding tax obligations related to the EIP Option. EIP Options generally expire not later than ten years from the date of award.

         Restoration Option Rights ("RORs") have been granted with respect to certain EIP Options. An ROR entitles the grantee in respect of an underlying option (an "Underlying Option"), upon exercise of such Underlying Option at a time when the grantee is an employee of the Company, and upon tendering MSDW Shares to the Company in satisfaction of the exercise price of such Underlying Option, to the automatic one-time grant of an additional EIP Option (a "Restoration Option") to acquire the number of MSDW Shares equal to the number of MSDW Shares delivered to pay the exercise price of the Underlying Option, and delivered or withheld to pay taxes owed as a result of such exercise. The exercise price of a Restoration Option shall be the closing price of an MSDW Share on the date of exercise of the Underlying Option. All other terms and conditions of a Restoration Option, including the expiration date, shall be the same as the Underlying Option.

         Awards were granted under the 1988 Equity Incentive Plan from 1988-1996; awards may no longer be granted under the 1988 Equity Incentive Plan. No awards shall be made under the 1995 Equity Incentive Plan after April 3, 2006 or, in the case of incentive stock options, November 28, 2005.

         U.K. Profit Sharing Scheme

         MSDW Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Scheme are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Scheme for investment purposes. Such MSDW Shares are not subject to the restrictions on voting and disposition contained in any of the Restrictive Agreements.

ESOP Shares

         The Company has a $140 million leveraged employee stock ownership plan, funded through an independently managed trust. The ESOP was established to broaden internal ownership of the Company and to provide benefits to its employees in a cost effective manner. ESOP Shares relating to Reporting Persons are held pursuant to the terms of the ESOP for investment purposes. Such ESOP Shares are not subject to restrictions on voting and disposition contained in any of the Restrictive Agreements.

MAS Shares

         The acquisition of MAS by MSAMHI (together with two of its affiliates) was effected on January 3, 1996, and the MAS Shares were acquired by the Former MAS General Partners as part of the purchase price paid in connection with the sale of their general partnership interests in MAS. The voting and disposition of the MAS Shares are subject to the MAS Agreements (as defined in Item 6). The voting and disposition and other restrictions currently applicable to the MAS Shares are discussed in Item 6.

VKAC Shares

         The acquisition of VKAC by MSAMHII was effected on October 31, 1996, and the VKAC Shares were acquired by the Former VKAC Officers upon their conversion of MSAMHII Convertible Preferred which they had acquired in exchange for the contribution of their interest in VKAC to MSAMHII in conjunction with MSAMHII's acquisition of VKAC. The voting and disposition of the VKAC Shares are subject to the VKAC Voting Agreements (as defined in Item
6). The voting and disposition and other restrictions currently applicable to the VKAC Shares are discussed in Item 6.

Separately Acquired Shares

         Separately Acquired Shares are held by Reporting Persons for investment purposes or pursuant to the DWD Plans. Such MSDW Shares are not subject to the restrictions on voting and disposition contained in any of the Restrictive Agreements.

                                     * * *

         Except for (i) the acquisition of MSDW Shares issued by the Company in the ordinary course of business pursuant to the Plans, the U.K. Profit Sharing Scheme, and the ESOP (ii) the acquisition of MSDW Shares by the Former VKAC Officers upon their exchange of the MSAMHII Preferred Stock (as defined in Item 6) and (iii) the possible acquisition from time to time of additional Separately Acquired Shares for investment purposes or pursuant to the DWD Plans, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional MSDW Shares.

         Subject to the restrictions described in Item 6, dispositions of MSDW Shares by Reporting Persons may be made from time to time pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), (ii) a registration statement filed under the Securities Act or (iii) any available exemption from registration under the Securities Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such MSDW Shares.

           Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Items (11) and (13) of Appendix A to the cover sheet hereof are hereby incorporated by reference. As of January 12, 2000, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 180,802,211 MSDW Shares*, or approximately 15.14%, which represents a 2.26% decrease from the amount reported in Amendment No. 2 of Schedule 13D dated January 2, 1999 (the "Last Filing"). Since the Last Filing, certain employees of the Company have become Reporting Persons as the Company granted awards under the Equity Incentive Plan subject to the Plan Agreements (principally in connection with fiscal 1999 awards). In addition, since the Last Filing (1) certain employees were released from the voting restrictions and arrangements contained in the Stockholders' Agreement, the Plan Agreements, the MAS Voting Agreements and the VKAC Voting Agreements (defined in Item 6, below); and (2) the retirement or termination of certain employees became effective with the result that they are no longer Reporting Persons, certain Reporting Persons disposed of MSDW Shares and the voting restrictions relating to MSDW Shares that were issued to certain retired or terminated employees upon the conversion of Stock Units previously awarded under the Equity Incentive Plans lapsed.

         The Reporting Persons as a group hereby disclaim beneficial ownership of any MSDW Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any MSDW Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

         Except as described in Schedule I, no Reporting Person has the right to acquire MSDW Shares during the period of 60 days following January 12, 2000.


----------------------
* Includes 20,789,547 MSDW Shares beneficially owned by the Reporting Persons that are not subject to any of the Restrictive Agreements.

         (b) Items (7) - (10) of the cover sheet or the information provided on Appendix A thereto for each of the Reporting Persons are hereby incorporated by reference.

         (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any MSDW Shares during the period of 60 days preceding January 12, 2000.

         (d) None.

         (e)  Not applicable.

Item 6.    Contracts, Arrangements,
           Understandings or Relationships
           with Respect to Securities of the Issuer.
           -----------------------------------------

         Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986, as amended (the "Stockholders' Agreement") (Exhibits A, B, and O hereto), which contains restrictions regarding the voting and disposition of the Recapitalization Shares. Pursuant to the terms of the Plans, the Compensation Committee has required that certain participants in such Plans enter into agreements that place restrictions on the voting and disposition of MSDW Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Plans (collectively, the "Plan Agreements"), the forms of which are included as Exhibits G, H, I, J, K, P and Q. Reporting Persons who own MAS Shares have entered into a Purchase Agreement dated as of June 29, 1995, as amended (the "MAS Purchase Agreement"), the relevant provisions of which relating to transfer and other restrictions with respect to the MAS Shares are described under "MAS Shares" below, and have executed (or agreed to become subject to) voting agreements (the "MAS Voting Agreements" (substantially in the form of Exhibit K hereto) and collectively with the MAS Purchase Agreement, the "MAS Agreements"), that place restrictions on voting and disposition of the MAS Shares that are substantially similar to restrictions contained in the Plan Agreements. Former VKAC Officers who own VKAC Shares have executed (or agreed to become subject to) voting agreements (the "VKAC Voting Agreements" (substantially in the form of Exhibit K hereto)), that place restrictions on voting of the VKAC Shares that are substantially similar to restrictions contained in the Plan Agreements. As discussed above in Item 5, certain employees were released from the voting restrictions and arrangements contained in the Stockholders' Agreement and Plan Agreements and certain of the owners of MAS Shares and VKAC Shares have been released from the voting restrictions contained in the MAS Voting Agreements and VKAC Voting Agreements and are, therefore, no longer Reporting Persons. The following descriptions are qualified in their entirety by reference to the Stockholders' Agreement, the Plan Agreements, the MAS Agreements and the VKAC Voting Agreements.

Voting Restrictions and Arrangements

         Each of the Reporting Persons is a party to one or more of the Stockholders' Agreement and the Plan Agreements, the MAS Agreements (in the case of the Former MAS General Partners), and the VKAC Voting Agreements (in the case of the Former VKAC Officers). Pursuant to the voting restrictions contained in the Stockholders' Agreement, the Plan Agreements, the MAS Voting Agreements and the VKAC Voting Agreements (such agreements will cease to have further effect on May 31, 2002), the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent (a "Stockholders' Meeting"), may vote all MSDW Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent Stockholders' Meeting, the Reporting Persons must then vote all such MSDW Shares which were voted in the Preliminary Vote on the matter at issue in accordance with the vote of the majority of the MSDW Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote do not participate in and are not bound by the Preliminary Vote.

         Recipients of Restricted Shares under the Equity Incentive Plans are entitled to exercise voting rights with respect to the MSDW Shares underlying such awards upon receipt of such awards. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") (Exhibits L, M, N and R) pursuant to which the MSDW Shares that correspond to Stock Units are placed in the Trust pending vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units (other than Certain Personnel in certain non-U.S. jurisdictions as described below) to direct the vote of the MSDW Shares held in the Trust for purposes of the Preliminary Vote. In accordance with the terms of the Amended and Restated Voting Agreement between the Trustee and the Company (Exhibit P), the Trustee has the obligation to vote the MSDW Shares held in the Trust (including MSDW Shares corresponding to Stock Units held by former employees, who do not participate in the Preliminary Vote) in accordance with the result of the Preliminary Vote.

Restrictions on Disposition and Other Arrangements

         Recapitalization Shares, Certain Plans

         The Stockholders' Agreement and certain Plan Agreements presently permit each Reporting Person that is a party thereto to dispose of Recapitalization Shares and/or MSDW Shares acquired pursuant to certain of the Plans (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                                     % of Total Restricted Stock
         Age at Date of Sale             Permitted to be Sold
         -------------------           ---------------------------

           35 through 38                             10%
           39 through 42                    Additional 10%
           43 through 46                    Additional 10%

           47 through 49                    Additional 10%
           50 and above                     Additional 10%

         If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement and certain of the Plan Agreements permit such Reporting Person to dispose of his Total Restricted Stock without restriction. Reporting Persons may dispose of their Total Restricted Stock Shares at any time, in any amount regardless of the foregoing restrictions, with the consent of the Board of Directors of the Company. MSDW Shares issued to recipients under the PUP Plan and under the jurisdiction of the United Kingdom are not subject to voting or disposition restrictions.

         Equity Incentive Plans

         A participant's interest in any Restricted Shares, Stock Units or EIP Options will vest, the restrictions on the transferability of Restricted Shares will lapse, Stock Units will convert into MSDW Shares, and any EIP Options awarded will become exercisable, all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Restricted Shares, the date on which Stock Units convert into MSDW Shares and the date on which any EIP Option first becomes exercisable. Prior to vesting and the lapse of restrictions on transferability, none of the awards under the Equity Incentive Plans may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Certain awards under the Equity Incentive Plans, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

         The Company may require a participant to pay a sum to the Company or, pursuant to reduced MSDW Share delivery provisions, the Company may retain the number of MSDW Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plans. In addition, upon conversion of Stock Units into MSDW Shares or exercise of EIP Options, the Company may withhold a number of MSDW Shares sufficient to satisfy any obligation a participant owes to the Company resulting from any payment made on the participant's behalf under the tax equalization program for expatriate employees. Under the terms of awards made under the 1995 Equity Incentive Plan, upon payment of an award of Stock Units or exercise of EIP Options, the Company may withhold a number of MSDW Shares sufficient to satisfy any obligation an award recipient owes the Company.

         From time to time the Compensation Committee has adopted certain additional and/or different terms and conditions for the grant of Restricted Shares and Stock Units to Certain Personnel in certain non-U.S. jurisdictions to permit such persons to qualify for favorable tax treatment under, or otherwise to comply with, the laws of such non-U.S. jurisdictions. In such cases the Company may not issue MSDW Shares corresponding to Stock Units and recipients may not have the ability to vote or the underlying MSDW Shares may not be subject to the restrictions on voting described under "Voting Restrictions and Arrangements" above. The Compensation Committee also has adopted certain additional and/or different terms and conditions for the grant of

EIP Options to Certain Personnel in certain non-U.S. jurisdictions in order to permit such persons to qualify for favorable tax treatment under the laws of such non-U.S. jurisdictions.

         U.K. Profit Sharing Scheme

         The U.K. Profit Sharing Scheme provides that MSDW Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the MSDW Shares held on his behalf as of the award date of the MSDW Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such MSDW Shares; however, a participant is able to instruct the trustee how to vote such MSDW Shares on his behalf.

         ESOP Shares

         Employees, including Reporting Persons, may instruct the trustee of the ESOP as to the voting of ESOP Shares allocated to their ESOP accounts. The ESOP trustee will, subject to the requirements of ERISA, vote the ESOP Shares that are not allocated to participant accounts in the same proportion as the allocated ESOP Shares for which voting instructions are received.

         MAS Shares

         The MAS Shares are subject to the following transfer and other restrictions under the MAS Purchase Agreement. The MAS Shares issued to each Former MAS General Partner generally vest in accordance with the following vesting schedule:

                  (i) one-sixth of such shares vested on January 3, 1996 (the "MAS Closing Date"); and

                  (ii) one-sixth of such shares shall vest on each of the next five succeeding anniversaries of the MAS Closing Date (each date referred to in this clause (ii), a "Vesting Date");

provided, that no shares registered in the name of any Former MAS General Partner shall vest on any Vesting Date unless such Former MAS General Partner is actively employed by Morgan Stanley Asset Management Inc. ("MSAM") on such Vesting Date pursuant to an employment agreement with MSAM, unless such failure to be so employed is (a) as a result of such Former MAS General Partner's death or disability, or (b) as a result of the termination of such Former MAS General Partner's employment by MSAM without "Cause" or by the Former MAS General Partner for "Good Reason," as such terms are defined in such employment agreement. Notwithstanding the foregoing, in the case described in clause (b) of the foregoing proviso, the continued vesting of shares as aforesaid shall be subject to the Former MAS General Partner's continued compliance with the noncompetition, nonsolicitation and confidentiality provisions of his or her employment agreement with MSAM for a period of one year from the date of termination of employment, or if shorter, for a period from the date of termination of employment to December 1, 2000. If the

Former MAS General Partner does not comply continuously with the provisions for such period, any remaining unvested shares shall be forfeited as of the date of the first failure to so comply. Any shares so vested shall thereafter be free of any such vesting requirements, and any shares which are so forfeited shall be returned to the Company. Prior to vesting, all MAS Shares shall be nontransferable.

         In accordance with the MAS Voting Agreements, so long as a MAS General Partner is an employee of the Company or any of its subsidiaries, such MAS General Partner will be subject to the voting restrictions and procedures described in the first paragraph under "Voting Restrictions and Arrangements" above in this Item 6.

         VKAC Shares

         The Former VKAC Officers also acquired, in exchange for the contribution of their interests in VKAC to MSAMHII in conjunction with MSAMHII's acquisition of VKAC, shares of MSAMHII Convertible Preferred that were issued in four series (Series A through D) and are exchangeable into MSDW Shares. The Series A, Series B, Series C and Series D MSAMHII Convertible Preferred may be exchanged, in whole or in part at the option of the holder thereof, during a 30-day period beginning November 1, 1997, 1998, 1999 and 2000, respectively (provided that the holder is an employee of the Company or any subsidiary thereof on the first day of the applicable exercise period). Each share of MSAMHII Convertible Preferred is exchangeable into 6.783145 MSDW Shares, subject to adjustment from time to time to take into account certain events relating to the Company or the MSDW Shares that may occur, including stock dividends or distributions, stock splits, combinations or reclassifications, consolidations or mergers. Generally, the right of a holder to exchange shares of a series of the MSAMHII Convertible Preferred expires at the close of business on the last day of the exercise period applicable to such series. However, upon the occurrence of certain events, such as termination of employment without cause, death or long term disability, or a change of control of MSAMHII or the Company, the holder of the MSAMHII Convertible Preferred has the right to exchange shares of any series of MSAMHII Convertible Preferred for MSDW Shares, provided that the exercise period applicable to such series has not expired prior to the date of such event. The Merger constituted an event which entitled the holders of MSAMHII Convertible Preferred to exchange their MSAMHII Convertible Preferred for MSDW Shares.

         Pursuant to a Registration Rights Agreement dated as of October 31, 1996 among Morgan Stanley and the Former VKAC Officers, the Former VKAC Officers have certain limited registration rights in respect of MSDW Shares received upon an exchange of the MSAMHII Convertible Preferred and are subject to certain transfer restrictions on their shares of MSAMHII Convertible Preferred Stock.


Item 7.    Material to be Filed as Exhibits.
           ---------------------------------

         Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company or Morgan Stanley under the Securities Act or the Exchange Act, respectively, or reports filed by the Reporting Persons under the Exchange Act, and are hereby incorporated by reference to such statements or reports. The Exchange Act file number of the Company is 1-11758. Prior to the Merger, the Exchange Act file number of Morgan Stanley was 1-9085.

Exhibit A         Stockholders' Agreement dated February 14, 1986 among
                  certain Reporting Persons and Morgan Stanley (Morgan
                  Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B         Form of Consent and Amendment dated as of January 31, 1996 between Morgan Stanley and certain signatories to the Stockholders' Agreement referred to in Exhibit A (Morgan
                  Stanley's Annual Report on Form 10-K for the fiscal period ended November 30, 1995).

Exhibit C         Morgan  Stanley  Group Inc.  1986 Stock  Option  Plan,  as
                  amended and  restated to date  (Morgan Stanley's Annual
                  Report on Form 10-K for the fiscal year ended January 31,
                  1993).

Exhibit D         Morgan Stanley Group Inc. Performance Unit Plan, as
                  amended and restated to date (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E         Morgan Stanley Group Inc. 1988 Equity Incentive
                  Compensation Plan, as amended and restated to date (Morgan
                  Stanley's Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit F         Morgan  Stanley  Group Inc.  1995 Equity  Incentive
                  Compensation  Plan (Morgan  Stanley's  Proxy Statement for
                  1996 Meeting of Stockholders).

Exhibit G         Form of  Nonqualified  Stock Option  Agreement  Under the
                  Morgan  Stanley  Group Inc.  1986 Stock Option Plan
                  (Morgan Stanley's Registration Statement on Form S-8
                  (No. 33-42464)).

Exhibit H         Form of Award Agreement Under the Morgan Stanley Group Inc.
                  Performance Unit Plan (Morgan Stanley's Registration
                  Statement on Form S-8  (No. 33-42464)).

Exhibit I Form of Stock Unit Certificate Under the Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan (previously filed as Exhibit V with Amendment No. 5 to the Reporting Persons' Schedule 13D dated December 31, 1990 relating to MS Shares).

Exhibit J         Form of Stock  Option  Certificate  Under the Morgan
                  Stanley  Group Inc.  1988 Equity  Incentive Compensation
                  Plan (previously filed as Exhibit W with Amendment No. 5 to the Reporting Persons' Schedule 13D dated December 31, 1990 relating to MS Shares).

   Exhibit K      Form of Voting Agreement Under the Morgan Stanley Group Inc.
                  1988 Equity Incentive Compensation Plan (previously filed as Exhibit X with Amendment No. 5 to the Reporting
                  Persons' Schedule 13D dated December 31, 1990 relating to
                  MS Shares).

   Exhibit L      Trust Agreement between Morgan Stanley and State Street
                  Bank and Trust Company dated March 5, 1991 (Morgan Stanley's
                  Annual Report on Form 10-K for the fiscal year ended January
                  31, 1993).

   Exhibit M      First Amendment to Trust Agreement dated April 3, 1996
                  between Morgan Stanley and State Street Bank and Trust
                  Company (Morgan Stanley's Annual Report on Form 10-K for the fiscal year ended November 30, 1996).

   Exhibit N      Second Amendment to Trust Agreement dated May 31, 1997
                  between the Company and State Street Bank and Trust Company
                  (previously filed as Exhibit O with Amendment No. 1 to the
                  Reporting Persons' Schedule 13D dated May 31, 1997 relating to MS Shares).

  +Exhibit O      Form of Consent and Amendment dated as of December 14,
                  1999 among the Company and certain signatories to the Stockholders' Agreement referred to in Exhibit A.

  +Exhibit P      Form of Amended and Restated Voting Agreement dated
                  December 14, 1999 among the Company, State Street Bank and
                  Trust Company and other persons signing similar agreements.

  +Exhibit Q      Form of Amended and Restated Voting Agreement among the
                  Company and other persons signing similar agreements.

  +Exhibit R      Third Amendment to Trust Agreement dated as of November
                  30, 1999 between the Company and State Street Bank and Trust
                  Company.

  +Exhibit S      Form of Consent and Amendment among the Company and certain officers of the Company.







  ----------
  +Filed herewith.

                                  Schedule I






                         RIGHTS TO ACQUIRE MSDW SHARES
                         -----------------------------



         As of March 12, 2000 (60 days from January 12, 2000), 677 Reporting Persons have the right to acquire 55,070,553 MSDW Shares pursuant to the exercise of options. No Reporting Person individually has options presently exercisable covering more than 1% of the MSDW Shares outstanding as of the date hereof.

                                  Schedule II

                              RECENT TRANSACTIONS

         During the period of 60 days preceding January 12, 2000, 233 Reporting Persons sold an aggregate of 4,834,362 MSDW Shares at average prices ranging from $53.31 to $68.97 per MSDW Share, and/or effected a transfer by gift of an aggregate of 447,678 MSDW Shares. Such sales were effected pursuant to exemptions under the Securities Act of 1933, as amended. During such period, no Reporting Person individually disposed of a number of MSDW Shares exceeding 1% of the MSDW Shares outstanding.

         During such period, no Reporting Person individually acquired MSDW Shares in excess of 1% of the MSDW Shares outstanding.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 18, 2000


                                         By:  /s/ Martin M. Cohen
                                              -------------------------
                                                  Martin M. Cohen
                                                  Attorney-in-Fact